Meridian Holdings, Inc.

RE: Response to SEC Comments of September 26, 2005

Dear  Mr. Ohsiek,

This is a response to your comments dated September 26, 2005 regarding our 10QSB for the period ended in March 31, 2005.

Item3: Control and Procedures, page 16


Response
Item 3.  Controls and Procedures

Changes in Internal Control Over Financial Reporting

There have been no changes in the Company's internal controls or in other factors that could significantly affect internal controls as of March 31, 2005.


Comments Number 5: Exhibit 31

Response
This exhibit has been updated to list Anthony C. Dike as the both the Principal executive and financial officer

Furthermore, the Company is responsible for the adequacy and accuracy of the disclosure in the filings and will not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States. Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any actions with respect to the filings.

Respectfully submitted


/s/ Anthony C. Dike
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Chairman and CEO